Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	NCB Capital Company

Address of Joint Filer:	4th Floor Tower B NCB Regional Building King Saud Road, P.O. Box 22216

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	TCG BDC II, Inc. (NONE)

Date of Earliest Transaction Required to be Reported (Month/Day/Year):	June 14, 2019

Designated Filer:	The National Commercial Bank